Ms. Erin Purnell

Office of Financial Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

February 15, 2019

Re: StartEngine Crowdfunding, Inc.

Amendment No. 3 to Offering Statement on

Form 1-A Filed December 7, 2018

File No. 024-10862

Dear Ms. Purnell:

Thank you for your comments of February 6, 2019 regarding the Amendment No. 3 to the Offering Statement of StartEngine Crowdfunding, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Additional Perks, page 17

1.        We note your responses to comments 7 and 8. Please note that staff of the Division of Corporation Finance and the Division of Trading and Markets continue to review your responses and may have further comments.

The company acknowledges that the Division of Corporation Finance and the Division of Trading and Markets are continuing to review the company’s response to comments 7 and 8 from the Staff’s letter dated November 21, 2018.

Securities Being Offered General, page 36

2.       We note that you are no longer offering tokens, and note your corresponding disclosure that you anticipate re-designating the "Series Token Preferred Stock" as "Series T Preferred Stock." Please tell us when you plan to re-designate the shares. In addition, please explain why you have left references to tokens on page 5 in the heading "Delivery of the Tokens" and in the drag-along rights risk factor on page 10.

The company has amended its Certificate of Incorporation to re-designate the shares. In addition, the company has updated the language on page 5 and page 10.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Howard Marks

Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.

Suite 800 West

West Hollywood, CA 90069

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